Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Rare Element Resources Ltd.:

We consent to the incorporation by reference into the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 (the “Amendment”) of Rare Element Resources Ltd. (the “Company”) of our report dated March 15, 2013, with respect to the consolidated balance sheet of the Company as of December 31, 2012 and June 30, 2012, and the consolidated statements of operations and comprehensive loss, changes in equity, and cash flows of the Company for the six months ended December 31, 2013, the year ended June 30, 2012 and the cumulative period for June 3, 1999 (Inception) to December 31, 2012, which reports appear in the Company’s Transition Report on Form 10-K for the period ended December 31, 2012, and the reference to our firm under the heading “Experts” in such Amendment.

/s/  EKS&H LLP

EKS&H LLLP

Denver, Colorado

July 12, 2013